[redacted]

08002783

5/20

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Torch River Resources Ltd.

*CURRENT ADDRESS Bankers Hall West Tower
Suite 1000, 888-3rd St. S.W.
Calgary, Alberta
Canada T2P 5C5

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 28 2008
THOMSON REUTERS

ILE NO. 82- 35200 FISCAL YEAR 10/31/07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
? 14A (PROXY)	☐		

OICF/BY: BBS

DAT : 5/23/08

082-35200

TWIGG & COMPANY
CHARTERED ACCOUNTANTS

J.S. TWIGG B.Comm., C.A.

L.D. SAFINUK B. Comm., C.A

650 Regency Center
333 - 25th Street East
Saskatoon S7K 0L4

Telephone (306) 244-0808
Facsimilie (306)244-0004

ARIS
10-31-07

TORCH RIVER RESOURCES LTD.

Auditors' Report and Financial Statements

for the year ended October 31, 2007

TWIGG & COMPANY
CHARTERED ACCOUNTANTS

J.S. TWIGG B.Comm., C.A.

L.D. SAFINUK B. Comm., C.A

650 REGENCY CENTER
333 - 25th STREET EAST
SASKATOON S7K 0L4

TELEPHONE (306) 244-0808
FACSIMILIE (306)244-0004

AUDITORS' REPORT

TO THE SHAREHOLDERS OF
TORCH RIVER RESOURCES LTD.

We have audited the balance sheet of Torch River Resources Ltd. as at October 31, 2007 and October 31, 2006 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2007 and October 31, 2006 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

SASKATOON, SASKATCHEWAN
January 28, 2008

TWIGG & COMPANY
CHARTERED ACCOUNTANTS

TORCH RIVER RESOURCES LTD.

BALANCE SHEET AS AT OCTOBER 31, 2007

	2007	2006
ASSETS		
Current		
Cash and equivalents	$ 10,669	$ 129,033
Short-term investments	2,109,334	
Accounts receivable	218,993	99,528
Prepaid expenses	20,605	2,740
	2,359,601	231,301
Restricted cash (Note 11)	26,000	22,165
Equipment (Note 3 & 4)	106,538	109,963
Deferred finance charges	7,774	13,384
Mineral properties and rights (Note 3 & 5)	1,938,060	465,000
Deferred exploration costs (Note 3 & 5)	2,583,446	2,004,218
	$ 7,021,419	$ 2,846,031
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 56,524	$ 167,795
Current portion of long term debt	25,232	44,396
	81,756	212,191
Long Term		
Finance contracts payable (Note 6)	23,357	48,589
	105,113	260,780
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	8,493,761	3,950,374
Contributed surplus (Note 3)	775,802	236,770
Deficit	(2,353,257)	(1,601,893)
	6,916,306	2,585,251
	$ 7,021,419	$ 2,846,031

See accompanying notes

Approved by the Board:

"WILLIAM PFAFFENBERGER"
Director

"JAMES LOUIE"
Director

TORCH RIVER RESOURCES LTD.

STATEMENT OF OPERATIONS AND DEFICIT
FOR THE YEAR ENDED OCTOBER 31, 2007

	2007	2006
Administration costs		
Amortization	$ 24,626	$ 13,285
Bank and loan interest	6,834	1,595
Consultants		18,350
Filing fees	11,456	12,309
General meetings	15,160	6,055
Internet and website	3,525	9,533
Management fees	73,900	71,250
Office compensation		18,900
Office expense	10,614	9,398
Professional fees	80,934	64,956
Investor communication	135,800	99,621
Stock compensation (Note 8)	637,417	135,900
Telecommunications	906	5,551
Transfer agent	10,195	12,760
Travel and promotion	46,989	20,427
Operating costs for the year	1,058,356	499,890
Interest	(64,742)	(911)
Loss before income taxes	993,614	498,979
Future income tax recovery (Note 3 & 9)	(242,250)	(194,750)
Loss for the year	751,364	304,229
Deficit, beginning of the year	1,601,893	1,297,664
Deficit, end of year	$ 2,353,257	$ 1,601,893
Loss per share - basic and diluted	$ 0.02	$ 0.01

TORCH RIVER RESOURCES LTD.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED OCTOBER 31, 2007

	2007	2006
Cash flows from (used in) operating activities		
Operations		
Net loss for the year	$ (751,364)	$ (304,229)
Items not involving cash		
Stock based compensation expense	637,417	135,900
Amortization	24,626	13,285
Future income tax recovery	(242,250)	(194,750)
	(331,571)	(349,794)
Cash provided by (invested in) non-cash working capital		
Decrease (increase) in accounts receivable and prepaids	(137,330)	(80,399)
Increase (decrease) in accounts payable and accrued liabilities	(111,271)	75,207
	(580,172)	(354,986)
Cash flows from (used in) financing activities		
Issuance of share capital	3,747,252	1,930,701
Proceeds of long term debt		125,472
Repayment of long term debt	(44,396)	(32,487)
Deferred finance charges	5,610	
	3,708,466	2,023,686
Cash flows from (used in) investing activities		
Acquisition of mineral properties for cash	(533,060)	(250,000)
Acquisition of capital assets	(21,201)	(131,275)
Deferred exploration expenses	(579,228)	(1,237,247)
Restricted cash for contingency	(3,835)	(22,165)
	(1,137,324)	(1,640,687)
Increase (decrease) in cash and cash equivalents	1,990,970	28,013
Cash and cash equivalents, beginning of year	129,033	101,020
Cash and cash equivalents, end of year	$ 2,120,003	$ 129,033
Supplementary information		
Shares issued for acquisition of Red Bird Property	$ 940,000	$

1. Going Concern

These consolidated financial statements have been prepared on a going-concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. Accordingly, it does not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than normal course of business and at amounts which may differ from those shown in the financial statements. The ability of the Company to continue as a going concern is dependent on its ability to obtain additional equity financing and achieve future profitable operations.

2. Nature of Operations

Torch River Resources Ltd. Incorporated extra provincially in Alberta, Saskatchewan Manitoba, and British Columbia has shares listed on the TSX Venture Exchange.

Torch River Resources Ltd. is the result of an amalgamation filed March 26, 2004 effective September 4, 2003 between Torch River Mines Ltd. and Tael Capital Inc.

Tael was formed as a "Capital Pool Company" and was engaged in the business of identifying and evaluating properties or businesses with a view to completing a Qualifying Transaction. The amalgamation constitutes Tael's Qualifying Transaction for the purposes of TSXV Policy 2.4. Torch was a private Company that was formed to explore and develop mineral properties in Manitoba. The amalgamation allows Torch to provide liquidity to its existing shareholders and gain access to the capital markets.

The Company, is in the process of exploring its mineral properties and has not determined whether these properties contain ore reserves which are economically recoverable.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and future profitable production from the properties of proceeds from disposition.

2. Nature of Operations - continued

Ownership in mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, such ownership interests are in good standing.

3. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

Mineral Properties and Rights, and Deferred Exploration Costs

The Company follows the accepted accounting practice of capitalizing acquisition, exploration and development costs applicable to properties held. If the properties become productive the costs will be amortized over the anticipated production of the property. If the property is abandoned, the applicable costs will be written off.

Depletion of costs capitalized to properties will be recorded using the unit of production method based on estimated proven reserves as determined by independent engineers.

Management has determined each property or project to be a cost centre.

The costs capitalized represent those costs incurred to date and do not necessarily reflect present or future values.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as a resource property costs or recoveries when the payments are made or received.

3. Significant Accounting Policies - continued

Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is provided using the following basis and annual rates:

Equipment	Basis	Rate
Computer equipment	Declining balance	45%
Furniture, fixtures and office equipment	Declining balance	20%
Field equipment	Declining balance	20%

One half of the above rates are used in the year of acquisition.

Cash Equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased.

Income Taxes

Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes of the Handbook of the Canadian Institute of Chartered Accountants. Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

Stock Option Plan

The Company has a stock option plan that is described in Note 8.

Effective November 1, 2003, the Company adopted a new standard for the accounting for Stock-based and other stock-based payments as recommended by the Canadian Institute of Chartered Accountants (CICA 3870)

3. Significant Accounting Policies – continued

As permitted by CICA 3870 the Company has applied the new recommendation prospectively only to awards granted on or after November 1, 2003. For stock option awards granted and all direct awards of stock, the Company applies the fair value method. The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for: weighted average risk-free interest rates; dividend yields; weighted-average volatility factors of the expected market price of the Company's Common Shares; and a weighted average expected life of the options. The fair value of direct awards of stocks is determined by the quoted market price of the Company's stock.

<u>Basic and Diluted Loss Per Share</u>

Loss per share amounts have been calculated and presented in accordance with the new recommendation of the Canadian Institute of Chartered Accountants. The new standard has been applied on a retroactive basis and had no impact on the amounts previously reported.

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to Common Shares. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

<u>Share Capital – Flow Through Share</u>

The Company finances a portion of its exploration activities through the issue of flow-through shares.

The Company provides certain share subscribers with a flow-through component for tax incentives available on qualifying Canadian exploration expenditures. The Company renounces the qualifying expenditures upon issuance of the respective flow-through common shares and accordingly is not entitled to the related taxable income deductions for such expenditures.

The shares issued require that the Company make certain qualifying expenditures for tax purposes on or before December 31, 2007, the deduction of which flow through to the shareholders.

3. Significant Accounting Policies - continued

The Company adopted, on a prospective basis, recommendations by the Emerging Issues Committee ("EIC") of the CICA relating to the recording of flow-through shares. EIC 146 stipulates that future income tax liabilities resulting from the renunciation of qualified mineral expenditures by the Company from the issuance of flow-through shares are recorded as a reduction in share capital. Any corresponding realization of future income tax benefits resulting in the utilization of prior year losses available to the Company not previously recorded, whereby the Company did not previously meet the criteria for recognition, are reflected as part of the Company's operating results during the year the expenses are renounced to the share subscribers.

Contributed Surplus

The fair value of certain stock options have been valued using the Black-Scholes option-pricing model. The fair value on the grant of these securities is added to contributed surplus. Upon exercise, the corresponding amount of contributed surplus related to the security is removed from contributed surplus and added to share capital.

4. Equipment

Equipment consists of the following:

	Cost	Accumulated Amortization	Net Book Value 2007	Net Book Value 2006
Computer Equipment	$ 10,377	6,884	3,493	$ 3,916
Office Equipment	5,259	3,940	1,319	1,647
Field Equipment	136,229	34,503	101,726	104,400
	$ 151,865	45,327	106,538	$ 109,963

5. Mineral Properties and Rights and Deferred Exploration Costs

The Company has acquired certain mineral properties and rights, the costs of which are as follows:

Property	Property Costs	Deferred Exploration Costs	October 31, 2007	October 31, 2006
High Rock and Climpy Property	$ 15,000	552,646	567,646	$ 567,646
Red Bird Property	1,890,000	2,022,763	3,912,763	1,901,572
Grouse Mountain	33,060	8,037	41,097	
	$ 1,938,060	$ 2,583,446	$ 4,521,506	$ 2,469,218

High Rock and Climpy Property

The High Rock property and the Climpy property are gold prospects in northeast Manitoba located approximately 8 kilometres apart and cover approximately 1,544 hectares. The High Rock property consists of 9 mining claims covering 1,301 hectares and the Climpy property consists of one claim covering 243 hectares. Torch holds a 100% interest in all of the claims.

These claims do not include surface rights, but the use of such surface areas as may be required to carry out a mining operation can be obtained according to regulation. The claims have not been surveyed.

Red Bird Property

On July 8, 2005 the Company entered into an agreement with Red Bird Resources Ltd. whereby the Company will have an option to acquire a 100% interest in a molybdenum/copper property consisting of 840 hectares located in the Skeena Mining Division of the Central Coastal region of British Columbia.

The option is subject to a 2.5% net smelter return ("NSR") royalty which shall be retained by the Optionor on the Property.

5. Mineral Properties and Rights (continued)

The interest will be earned by the Company paying to Red Bird the following:

(a) $50,000 upon execution of the option agreement (paid)
(b) $50,000 (paid)
(c) $150,000 to fund the initial work program on the Red Bird property (paid)
(d) $200,000 on or before May 15, 2006 (paid)
(e) $500,000 which will be used by Red Bird to fund the work program on the Red Bird property to be paid on or before June 30, 2006 (paid)
(f) $500,000 to be paid on or before May 15, 2007 (paid)
(g) $750,000 which will be used by Red Bird to fund the work program on the Red Bird property to be paid on or before May 15, 2007 (paid)
(h) $500,000 payable on or before May 15, 2008
(i) $750,000 which will be used by Red Bird to fund the work program on the Red Bird property, payable on or before May 31, 2008 (paid)

At May 31, 2008 the Company will have earned a 25% undivided interest in the property.

If the Company does not complete the Option Agreement to earn 100% of the property, Red Bird shall have the right of first refusal to buy back the 25% interest earned by the Company, for the cash payment of $1,800,000. This right of first refusal shall expire on December 31, 2008. If Red Bird elects not to buy back the 25% interest, Red Bird retains the sole right to negotiate future deals with third parties on 100% of the Red Bird Property.

In addition to the foregoing, the Company is obligated to:

(a) pay the sum of $4,000,000 to Red Bird on or before December 31, 2008
(b) issue and deliver to Red Bird the following common shares of the Company:
  (i) 1,000,000 Common Shares (issued)
  (ii) 2,000,000 Shares on or before May 15, 2007 (issued)
  (iii) 2,000,000 Shares on or before May 15, 2008
  (iv) 2,000,000 Shares on or before May 15, 2009; and
  (v) 3,000,000 Shares on or before December 31, 2009

Grouse Mountain

In July of 2007 the Company entered into an agreement with William Pfaffenberger to purchase six mineral (silver) claims covering a total of 1,574.5054 hectares at Grouse Mountain, British Columbia for a total of $33,060 in cash.

6. Long Term Debt

The Company's long term debt consists of the following as at October 31, 2007:

Field equipment finance contract payable to Mercado Capital Corporation repayable in monthly installments of $2,103.	$ 48,589	
LESS: Current Portion	25,232	$ 23,357

The principal payments due in each of the next two years are as follows:

2008	$ 25,232
2009	23,357
	$ 48,589

7. Share Capital

The authorized share capital of the Company is:

An unlimited number of voting common shares without par value.
An unlimited number of non-voting first preferred shares.
An unlimited number of non-voting second preferred shares.

7. Share Capital (continued)

At October 31, 2007 the Company's issued share capital was as follows:

	2007		2006	
	Number of shares	$ Amount	Number of shares	$ Amount
Common Shares				
Balance beginning of year	25,477,166	3,950,374	14,481,385	2,214,423
Private Placement	2,500,000	1,250,000	1,000,000	200,000
Private Placement	499,997	300,000	1,587,500	317,500
Private Placement	4,666,667	700,000	1,193,181	262,500
Private Placement	1,666,666	300,000	4,390,000	746,300
Private Placement			1,250,000	250,000
Warrants Exercised	5,925,681	1,214,295	1,275,100	259,385
Options Exercised	1,310,000	190,400	300,000	54,000
Shares Issued for Property	2,000,000	940,000		
Share issue costs		(207,443)		(158,984)
Flow-through shares (Note 8)		(242,250)		(194,750)
Contributed surplus adjustment		98,385		
Balance end of year	44,046,177	8,493,761	25,477,166	3,950,374

8. Share Capital Options and Warrants

Options

The Company has established a stock based compensation plan pursuant to which options to purchase common shares may be granted to certain officers, directors, and contractors of the Company as well as persons providing ongoing services to the Company. Exercise price of options equals at least the market price of the Company's stock on the date of grant. Stock options are exercisable on the day of grant and are for a two or five-year term in accordance with TSX Venture Exchange policy.

8. Share Capital Options and Warrants - continued

A summary of the status of the Company incentive stock option plan as at October 31, 2007 is as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding October 31, 2006	2,040,000	0.16
Granted	3,674,000	0.30
Exercised	(1,310,000)	0.15
Expired	NIL	
Outstanding October 31, 2007	4,404,000	0.27

Options Granted

The Company has established a share option plan whereby options may be granted to directors, officers, contractors and consultants to purchase. Options granted have an exercise price of not less than the market price on the last trading day prior to the date of grant of the common shares on the stock exchange on which the shares are traded. Options granted vest upon grant and expire within two to five years from the date of the grant of options.

A total of 3,674,000 options were granted during the year to directors, consultants, and contractors.

The Company accounted for stock compensation expense of the options using the following assumptions: risk-free interest rate of 4.00%, dividend yield of 0.00%, volatility of 70.5%, and expected lives of two and five years. The Company has recorded $637,417 in stock based compensation expense on these 3,674,000 stock options during the year.

8. Share Capital Options and Warrants – continued

A summary of the status of the company incentive stock option plan as at October 31, 2007 is as follows:

Number of Shares Under Option	Exercise Price	Expiry Date
390,000	$0.14	September 29, 2008
20,000	0.15	August 25, 2008
300,000	0.17	August 25, 2008
120,000	0.18	August 25, 2008
320,000	0.135	January 17, 2012
250,000	0.17	May 12, 2009
600,000	0.16	March 7, 2012
80,000	0.40	March 21, 2009
100,000	0.55	April 20, 2009
1,230,000	0.38	May 15, 2012
200,000	0.32	June 6, 2009
670,000	0.32	June 6, 2009
124,000	0.42	September 16, 2009
4,404,000		

Warrants

The Company has completed private placements during the year. The funds were raised by the Company by attaching Share Purchase Warrants to Common Shares sold and issuing Share Purchase Warrants.

A summary of the status of the share purchase warrants abandoned is as follows:

Number of Warrants	Purchase Price	Expiry Date
4,330,000	$0.35	September 28, 2008
1,250,000	0.37	September 28, 2008, then
	0.50	September 28, 2009
125,000	0.37	September 28, 2008, then
	0.50	September 28, 2009
1,516,666	0.25	December 29, 2007, then
	0.35	December 29, 2008
1,466,667	0.18	February 28, 2009
233,333	0.18	February 28, 2009
2,500,000	0.65	March 29, 2009
250,000	0.50	April 5, 2008
499,997	0.75	April 5, 2008, then
	0.95	April 5, 2009
50,000	0.75	April 5, 2008, then
	0.95	April 5, 2009
12,221,663		

9. Income Taxes

The Company has incurred expenditures on its mineral exploration properties which are identified as Canadian Exploration Expenses (CEE) and Canadian Development Expenses (CDE) for income tax purposes. The cumulative CEE and CDE expenditures and loss carryforwards may be used to reduce future years' taxable income earned by the Company.

In accordance with the adoption of new accounting recommendations relating to the issuance of flow-through shares during the year (refer to note 3); the Company reduced $242,250 from flow-through share proceeds assigned to share capital, and recognized as a future tax liability, an amount approximating the tax effect on the timing difference resulting from renouncing exploration expenditures using currently enacted tax rates and laws.

Concurrently the Company recognized $242,250 as a future income tax recovery from the utilization of available tax losses and CEE of prior periods to offset the future tax liability recognized above. The Company has not previously recognized tax benefits relating to losses of prior periods as the criteria for recognition has not been met (Note 3).

The exploration and development expenses totaling $3,814,292 can be carried forward indefinitely. The non-capital losses totaling $1,943,175 are carried forward for tax purposes and are available to reduce taxable income of future years. These losses expire as follows:

Year	Non-Capital Losses
2008	$ 69,997
2009	146,894
2010	106,428
2014	192,272
2015	315,110
2026	548,829
2027	563,645
	$ 1,943,175

10. Related Party Transactions

During the year the Company incurred charges from directors or companies sharing common directors as follows:

	2007	2006
Management fees	$ 16,000	$ 29,500
Office expense	546	
Travel and promotion	1,268	12,107
Stock compensation	417,333	135,900
Deferred exploration	3,468	2,353
Share issue costs		31,440
General meetings	4,410	
	$ 443,025	$ 211,300

These transactions occurred during the normal course of operations and were measured at the exchange amount, that is the amount established and accepted by the parties

In July of 2007 the Company entered into an agreement with William Pfaffenberger, President and CEO, to purchase six mineral claims at Grouse Mountain, British Columbia. This transaction is in the normal course of operations and was measured at the exchange amount of $33,060.

11. Contingency

A term deposit of $26,000 has been pledged as security to the Scotia Bank for their irrevocable letter of credit in favor of the Province of British Columbia, Ministry of Energy and Mines.

12. Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities. The fair value of these financial instruments approximate their carrying values, unless otherwise noted. The Company is not exposed to significant risk, currency or credit risk arising from these financial instruments.

13. Change in Accounting Policies:

Effective November 1, 2006, the Company adopted, on a prospective basis, the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA):

Accounting Changes - (Section 1506)
This standard allows for voluntary changes in accounting policy only when such changes enhance the relevance and reliability of the financial statements and the comparability of those financial statements over time and with the financial statements of other entities. The standard requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements

Any impact on the adoption of Section 1506 will have on our results of operations and financial condition will depend on the nature of future accounting changes. Its adoption has had no impact on these audited financial statements.

Comprehensive Income - (Section 1530)
Comprehensive income is the change in shareholders' equity during a period from transactions and other events from non-owner sources. This standard requires that certain gains and losses which would otherwise be recorded as part of net earnings be presented in "other comprehensive income" until it is considered appropriate to recognize them into net earnings. This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as other financial statements

Equity - (Section 3251)
This section establishes standards for the presentation of changes in equity that arise as a result of the adoption of comprehensive income, financial instruments – recognition and measurement, and hedges (Sections 1530, 3855 and 3865). It establishes standards for the presentation of accumulated other comprehensive income, which is comprised of all components of other comprehensive income.

13. Change in Accounting Policies: (Continued)

Financial Instruments – Recognition and Measurement (Section 3855)
This standard prescribes when a financial asset, financial liability or a non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances

Under Section 3855, financial instruments must be initially classified into one of the following balance sheet categories (including derivatives):

Held-for-trading financial assets and liabilities that are initially measured at fair value and where subsequent changes in fair value are recognized in the consolidated statements of operations;

Available-for-sale financial assets that are initially measured at fair value and where subsequent changes in fair value are recognized in other comprehensive income until the instrument is derecognized or impaired at which time the amounts would be recorded in net earnings; or

Held-to-maturity investments, loans and receivables, or other financial liabilities – all of which are initially measured at cost and where subsequent changes in cost are amortized utilizing the effective interest rate method.

In accordance with this new standard, we classified our financial instruments as follows:

- Cash and short-term investments were classified as held-for-trading and accordingly carried at their fair values;

- Accounts receivable were classified as loans and receivables, and accordingly carried at their amortized costs;

- Accounts payable and accrued liabilities and long-term debt were classified as other financial liabilities and are currently carried at their amortized cost.

The classification of our financial instruments as at November 1, 2006 and their subsequent changes to October 31, 2007 have resulted in no material gains or losses that require separate presentation in other comprehensive income or recognition in earnings (loss).

Transaction costs that are directly attributable to the issuance of the financial assets or liabilities are accounted for as part of the carrying value at inception, and are recognized over the term of the assets or liabilities using the effective interest method.

13. Change in Accounting Policies: (Continued)

Financial Instruments – Disclosure and Presentation (Section 3861)
This section establishes disclosure and presentation standards for financial instruments and non-financial derivatives, and identifies relevant information to be disclosed. Disclosures need not be provided on a comparative basis for period prior to the adoption date of these new standards.

TORCH RIVER RESOURCES LTD.

SCHEDULE OF DEFERRED EXPLORATION COSTS

FOR THE YEAR ENDED OCTOBER 31, 2007

	Opening Balance November 1, 2006	Provincial Grant	Additions	Ending Balance October 31, 2007
High Rock and Climpy Project				
Consulting	$ 25,700			$ 25,700
Geographical services	18,010			18,010
Drilling	501,030			501,030
Geological analysis	73,843			73,843
Reports	18,678			18,678
Other	1,572			1,572
Grants received	(86,188)			(86,188)
	$ 552,645			$ 552,645
Red Bird Property				
Claims	$ 4,431		418	$ 4,849
Geophysical services	28,574		36,014	64,588
Recognisance survey	16,828			16,828
Geographical analysis and reports	335,856		267,190	603,046
Travel, camps and accommodation	980,542		375,793	1,356,335
Core sampling	56,082		26,438	82,520
Consultation	29,260		11,266	40,526
Grants and other recoveries R.B.		(145,929)		(145,929)
	$ 1,451,573	(145,929)	717,119	$ 2,022,763
Grouse Mountain				
Consulting	$		3,344	3,344
Geophysical services			2,316	2,316
Core sampling			1,378	1,378
Other			1,000	1,000
	$		8,038	$ 8,038

FORM 51-102F1
TORCH RIVER RESOURCES LTD.
MANAGEMENT DISCUSSION & ANALYSIS
For the year ended October 31, 2007

GENERAL

This Management Discussion and Analysis ("MD&A") of the results of operations and the financial condition of Torch River Resources Ltd ("Torch" or the "Company") supplements but does not form part of the audited Financial Statements and accompanying Notes of the Company for the year ended October 31, 2007. Consequently, the following discussion and analysis of the financial condition and results of operations of Torch River Resources Ltd should be read in conjunction with the audited financial statements for the fiscal year ended October 31, 2007 and 2006, the unaudited financial statements for the quarters ended January 31, April 30, July 31, 2007 and the related notes.

Torch River is a reporting issuer in Alberta and British Columbia and is a listed Tier 2 issuer on the TSX Venture Exchange, trading under the symbol "TCR". The Company is a venture issuer and is not required to file an Annual Information Form.

The Company prepares and files its financial reports in accordance with Canadian generally accepted accounting principles. The MD&A was prepared by management and has not been reviewed by the Company's external auditor.

The Audit Committee of the Board of Directors appointed by the Board and consisting of three independent directors, has reviewed this document pursuant to its mandate and charter.

With respect to timely disclosure by Torch River of data and information in general, and specially in the MD&A, materiality and material information is considered by the Company as something that would be likely to affect the Company's share price or influence an investor's decision whether or not to buy, sell, or hold shares once it becomes known to the public.

Additional information can be found on Torch River on the SEDAR website (www.sedar.com) and on the Company's website (www.torchriver.ca)

FORWARD LOOKING STATEMENTS

The Management Discussion and Analysis ("MD&A") contains certain forward looking statements, except for historical information. These statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results, levels of activity, performance, and/or achievements expressed or implied by these forward looking statements to vary.

Actual results could differ materially from those currently anticipated due to any number of factors, including such variables as new information regarding potential mineral reserves, changes in demand for and commodity prices of molybdenum, legislative, environments and other regulatory approval or political changes.

DATE

This MD&A covers the year ending October 31, 2007 and was prepared February 22, 2008.

OVERALL PERFORMANCE

Torch River Resources Ltd. is a junior resource company exploring for Molybdenum in the central coast region of British Columbia, situated in the Skeena Mining Division of West Central British Columbia 133 kilometers southwest of Burns Lake and 105 km north of the town of Bella Coola on a property referred to as Red Bird. The Company also holds 100% interest in the High Rock Mineral Claim Block (gold) in Island Lake, Manitoba and Grouse Mountain near Houston, British Columbia.

On July 8, 2005 Red Bird Resources Ltd and Torch entered into an Option Agreement on the Red Bird property and has met and in some cases exceeded the commitments due as at this report date.

The Red Bird Property has a history of molybdenum and copper exploration by numerous mining companies and the history of the property is identified on our website www.torchriver.ca and on www.sedar.com . The Company conducted a ten hole drill program in 2007 drilling a total of 2,645 meters or 8,679 feet. An updated NI 43-101 was published on January 11, 2008 and recorded a 103% increase in indicated tonnes at slightly lower grade at a 0.03% Mo cutoff and an overall 29% increase (indicated and inferred) resource over the 2006 drilling report (NI 43-101 August 23, 2007). In total pounds of Mo, this reflects an increase of 93.8% in the indicated category and 29.2% combined.

Summary of Red Bird Resource Estimates

Resource at 0.03% Mo	Indicated Resource Tonnes			Inferred Resource Tonnes		
	(millions)	Mo (%)	(million lbs)	(millions)	Mo (%)	(million lbs)
2005 Resource May 26, 2006 Report				75.3	0.065	107.9
2006 Resource August 23, 2007 Report	43.3	0.064	61.2	70.5	0.058	90.1
2007 Resource January 11, 2008 Report	88.2	0.061	118.6	63.4	0.055	76.9

A NI-43-101 was prepared and completed August 23, 2007, for the 2006 work program and can be viewed on SEDAR. This NI 43-101 has reclassified 43.3 million tonnes of the total resource to the indicated category, where in 2006 all the resource was reported as inferred. The total tonnage of the resource at a 0.03% Mo cutoff has increased by 51% while the contained molybdenum has increased by 40%.

In July, 2007, the six mineral (silver) claims covering a total of 1,574 hectares at Grouse Mountain near Houston, British Columbia was purchased.

Torch has also reported on February 14, 2008, that it has entered into an agreement to option the Mount Copeland moly property near Revelstoke, British Columbia, a past moly producer.

The increased net loss in the financial statements of $447.1 thousand resulted primarily from an additional $36 thousand of promotional activity, property examination costs of $22 thousand, $501 thousand (non cash) stock compensation, $36 thousand additional advertising but it was offset by an increase in interest revenue of $64 thousand and reduced tax liability.

The Company continues to carry a very strong balance sheet and sufficient cash to carry well into the 2008 season. Torch is not exposed on any of its investments.

GENERAL DEVELOPMENT OF THE BUSINESS

Torch River Mines Ltd. was incorporated on June 18, 1997, by Certificate of Incorporation issued pursuant to the provisions of the Alberta Companies Act. and extra-provincially registered to carry on business in the provinces of Saskatchewan and Manitoba.

Torch River Mines Ltd held 100% interests in the High Rock Mineral Claim Block in Island Lake, Manitoba for the purpose of exploring and developing mining claims in northern Manitoba acquiring its interest in the mineral properties. Since incorporation Torch River Mines Ltd. has acquired claims in the Island Lake area located approximately 500 kms. Northeast of Winnipeg, Manitoba, and approximately 20 kms from the town of Garden Hill, Manitoba. Torch River Mines Ltd. had completed a surface bulk sampling program on the CB5174 claim. The development, at that time, of the mineral claims by Torch River Mines Ltd. was in the exploration stage.

On March 26, 2004, the Company was officially formed from the amalgamation of Tael Capital Inc. and Torch River Mines Ltd. under the *Business Corporations Act* (Alberta) under the name Torch River Resources Ltd ("the Company") The amalgamation was the Company's Qualifying Transaction for listing on the TSX Venture Exchange. A condition for the final approval of the Corporation's Qualifying Transaction by the TSX Venture Exchange was completion of a private placement.

A drilling program was done in the summer of 2004. There was 895 feet of drilling. Assay results range from trace to .154 oz/t of gold. Further comprehensive development in the form of bulk sampling will be required on both the Juniper Vein as well as the Main Vein to establish the economic viability of the property.

On July 8, 2005, the Company signed an Option Agreement with Red Bird Resources Ltd ("the Optionor") on its Red Bird Property located in the central coastal region of British Colombia, 100 kilometers north of the town of Bella Coola and 14 kilometers southwest of Houston, British Columbia.

This agreement provides the Company the sole and exclusive right and option to acquire up to and including one hundred percent (100%) undivided interest in and to the Red Bird Property free and clear of all charges, encumbrances, claims, royalties and net profit interests of whatsoever nature except as set forth . With cash payments to the Optionor of:

- a non-refundable sum of $50,000 [paid] payable on or before execution of the Option
  Agreement to acquire all pertinent technical and geological data relevant to the property;
- the sum of $50,000 [paid] to be paid on or before June 15, 2005;
- the sum of $200,000 [paid] to be paid on or before May 15, 2006;
- the sum of $500,000 [paid] to be paid on or before May 15, 2007;
- the sum of $500,000 to be paid on or before May 15, 2008;
- the sum of $4,000,000, to be paid on or before December 31, 2008;the issuance

And, delivery by the Company to the Optionor of:

- 1,000,000 [Issued]Shares within fifteen (15) days of receiving approval from the TSX Venture Exchange Inc. ("Exchange") and the shareholders of the Company;
- the issuance and delivery by the Company to the Optionor of 2,000,000 Shares on or before May 15, 2007 [Issued]
- the issuance and delivery by the Company to the Optionor of 2,000,000 Shares on or before May 15, 2008;
- the issuance and delivery by the Company to the Optionor of 2,000,000 Shares on or before May 15, 2009; and
- the issuance and delivery by the Company to the Optionor of 3,000,000 Shares on or before December 31, 2009.

And, the funding to the work program of:

- the sum of $150,000 [Expended] for the initial work program on the Property
- the sum of $500,000 [Expended] to be paid on or before May 15, 2006
- the sum of $750,000 [Expended] on or before May 15, 2007:
- the sum of $750,000 [Expended] on or before May 15, 2008

And, the Optionor shall be entitled to retain a 2.50% (amended in 2006) net smelter return ("NSR") royalty on the Red Bird Property upon transfer of the Red Bird Property to the Company.

The Red Bird molybdenum property consists of three mineral claims situated in the Skeena Mining Division of west central British Columbia 133 kilometers southwest of Burns Lake and 105 kilometers north of Bella Coola. The property covers an area of 1,256.3 hectares between latitudes 53°16'39" to 53°18'16" North and longitudes 126°59'10" to 127°3'39" West (Universal Transverse Mercator NAD83 coordinates 5905047 to 5908034 North and 629255 to 634234 East) in NTS map-area 93E/6. In 2006 a further 696 hectares was added to the Torch River claims.

The Red Bird property represents an advanced molybdenum and copper porphyry target. Historic work completed by Phelps Dodge and Craigmont Mines Ltd. have outlined three deposits that could be developed by open pit mining methods. The data base for Phelps Dodge holes consisted of just cross sections with assay composites shown. The assays and drill hole coordinate information was all available for the Craigmont drill holes.

During August 2005, under the direction of A. Kikauka, Craigmont drill core was re-sampled and assayed for molybdenum and copper. This was done from 133 drill hole core and over 1,400 assay samples. Sub-sets of data were also assayed for gold and rhenium.

In May, 2006 Dr. Wm Pfaffenberger became President, Chief Executive Officer and Director of Torch. A 7 hole drilling program of 1,943 meters was coordinated through ResourceEye Service Inc. with Ron Parent as the independent P. Geo on site in 2006. The camp was upgraded to meet environmental and work standards. Two holes extended beyond planned depth to determine mineralization levels. There was a 7 km Induced Polarization and Magnetometer (IP) program conducted by Scott Geophysics and rock sampling performed. A little more than $1.2 million was invested in the Red Bird property during the 2006 fiscal year.

In 2007, a further 10 holes were drilled from two pads to a total depth of 2,645 meters (8,679 feet). This drilling was managed by Torch with Andris Kikauka as the P. Geo. on site with a visit from Gary Giroux of Giroux Consultants. NI 43-101 reports were produced for both the 2006 and 2007 drill programs. Approximately $750 thousand was expended on the drill program during the year.

SELECTED ANNUAL INFORMATION

Item	October 31 2007	October 31 2006	October 31 2005
Cash & Cash Equivalents	$ 2,359,601	$ 231,301	$ 122,889
Mineral Properties, deferred exploration	4,521,506	2,469,218	981,971
Working Capital	2,265,078	19,110	30,301
Net Sales	-	-	-
Loss before extraordinary items	751,364	304,229	361,962
Net Loss	751,364	304,229	361,962
Loss per share and fully diluted loss per share	.02	.01	.03
Total Assets	7,021,419	2,846,031	1,110,217
Total Long Term Financial Liabilities	23,357	48,589	-
Dividends	-		

The above table is in stated dollars; these financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

RESULTS OF OPERATIONS

Some of the highlights from the drill program in 2007 are as follows:

The 2007 drill program and its accompanying NI 43-101 includes the results from 10 diamond drill holes totaling 2,645 m completed by Torch River in 2007. These 10 holes were all drilled in the western part of the Main Zone to infill gaps within the previous drill campaigns. The holes were collared from 2 sites located on the east side of Big Creek in an area where the west extension of the Main Zone molybdenite mineralization occurs. Drill core was sampled for Mo, Cu and Ag. A comparison of results with the new updated resources calculation gives the following (using a cut off grade of .03% Mo) as scheduled below against the 2006 drill result report.

	Indicated Resource			Inferred Resource		
	Tonnes (millions)	Mo (%)	Pounds Mo (million)	Tonnes (millions)	Mo (%)	Pounds Mo (million)
2006 Resource	43.3	0.064	61.2	70.5	0.058	90.1
2007 Resource	88.2	0.061	118.6	63.4	0.055	76.9
Increase (%)	103.7		93.8	(10.1)		(14.7)

The above reflects a 33.2% increase in total tones and 29.2% increase in total pounds of Mo.

The previous NI 43-101 report presented August 27, 2007 on Sedar schedules the resource findings on Red Bird from drilling completed in the 2006. A comparison with the new update gives the following (using a cut off grade of .03% Mo):

	Indicated Resource			Inferred Resource		
	Tonnes (millions)	Mo (%)	Pounds Mo (million)	Tonnes (millions)	Mo (%)	Pounds Mo (million)
2005 Resource				75.3	0.065	107.9
2006 Resource	43.3	0.064	61.2	70.5	0.058	90.1

The above table reflects an overall increase of in total tones of 51.1% and 40.2% in the total pounds of Mo.

The field work in 2007 also included 130 soil samples over the Main Zone.

2007 RED BIRD INDICATED RESOURCE

Mo (%)	Tonnes> Cutoff (tonnes)	Grade>Cutoff Mo %	Cu	Pounds Mo
0.01	113,340,000	0.052	0.063	130,000,000
0.02	102,000,000	0.056	0.066	125,900,000
0.03	88,210,000	0.061	0.068	118,600,000
0.04	68,870,000	0.068	0.068	103,300,000
0.05	50,080,000	0.077	0.070	85,000,000
0.06	35,940,000	0.085	0.068	67,400,000
0.07	23,960,000	0.096	0.066	50,700,000
0.08	17,250,000	0.104	0.065	39,600,000
0.09	12,150,000	0.112	0.065	30,000,000
0.10	8,300,000	0.120	0.067	22,000,000
0.11	5,270,000	0.129	0.065	15,000,000
0.12	3,410,000	0.136	0.065	10,200,000
0.13	1,940,000	0.146	0.071	6,200,000
0.14	930,000	0.158	0.077	3,200,000
0.15	600,000	0.165	0.083	2,200,000

2007 RED BIRD INFERRED RESOURCE

Mo Cutoff (%)	Tonnes> Cutoff (tonnes)	Grade>Cutoff Mo %	Cu	Pounds Mo
0.01	**87,560,000**	**0.045**	**0.059**	**86,900,000**
0.02	**77,740,000**	**0.049**	**0.063**	**84,000,000**
0.03	63,390,000	0.055	0.068	76,900,000
0.04	**45,780,000**	**0.062**	**0.070**	**62,600,000**
0.05	**30,260,000**	**0.071**	**0.075**	**47,400,000**
0.06	**19,620,000**	**0.080**	**0.082**	**34,600,000**
0.07	**12,780,000**	**0.088**	**0.082**	**24,800,000**
0.08	**8,150,000**	**0.096**	**0.085**	**17,300,000**
0.09	**4,740,000**	**0.105**	**0.083**	**11,000,000**
0.10	**2,520,000**	**0.113**	**0.081**	**6,300,000**
0.11	**1,100,000**	**0.125**	**0.064**	**3,000,000**
0.12	**490,000**	**0.137**	**0.064**	**1,500,000**
0.13	**310,000**	**0.145**	**0.067**	**1,000,000**
0.14	**200,000**	**0.150**	**0.067**	**700,000**
0.15	**92,000**	**0.155**	**0.059**	**310,000**

WORK PLAN 2008

The Company has filed for additional work on the Red Bird property for the summer of 2008. Torch is currently preparing a detailed program to target drilling directed at near surface higher grade mineralized targets in the Main, South-West and South-East zones. This could increase the confidence in potential starter pit areas. The deep extension of the Main zone may also be drilled to increase the indicated resource. Eighteen drill pads have been recommended (14 on the Main Zone, 2 on the SE Zone and 2 on the SW Zone for a total of 7,000 m (22,960 ft.) of diamond drilling in holes from 200 to 500 m deep. Most holes will be vertical, and some holes will be inclined -60 to -70 degree dip (from horizontal). A smaller Longyear 28 drill is planned to drill from 2 proposed helicopter access sites located 150-200 m above the upper road (Main Zone East). These 2 helicopter access sites are at 1595 m. A larger Longyear 38 will be used to drill 12 holes from the Main Zone upper road at 50 m spacing, and 2 holes on SW Zone, and 2 holes on SE Zone. The smaller drill will be moved by helicopter and the larger drill will be moved on skids by the Kubota excavator on pre-existing road network. This program is budgeted at $1.5 million.

Further, with the Mount Copeland Option reported February 14, 2008, a program of 8,000 feet of diamond drilling is planned. That program will involve 14 holes targeting the possible extension of molybdenum mineralization mined from 1970 to 1973. An approximate budget of $600,000 has been set this summer for the 2008 program.

RISKS AND UNCERTAINTIES

Exploration and mining companies face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible.

The principal activity of the Company is mineral exploration and it is inherently risky. Exploration is also capital intensive and the Company currently has no source of income other than the issuance of private placements, receipts from redeemed warrants and interest on funds on deposit. Only the skills of its management in the mineral exploration and exploration financing serve to mitigate these risks and therefore are one of the main assets of the Company.

QUARTERLY FINANCIAL INFORMATION

Item	Annual 2006	Quarter 4	Quarter 3	Quarter 2	Quarter
Net Sales	-	-	-	-	-
Loss before extraordinary Items	$ 304,229	$ 13,657	$ 76,080	$ 106,207	$ 104,285
Net Loss	304,229	13,657	76,080	106,207	104,285
Basic & Diluted Loss per Share	.01	.00	.01	.01	.01

Item	Annual 2007	Quarter 4	Quarter 3	Quarter 2	Quarter 1
Net Sales	-	-	-	-	-
Loss before extraordinary Items	$ 751,364	$ 460,362	$ 267,320	$ (27,379)	$ 51,061
Net Loss	751,364	460,362	267,320	(27,379)	51,061
Basic & Diluted Loss per Share	.02	.01	.01	(.00)	(.00)

LIQUIDITY

The activities of the Company, principally exploration of mineral properties and the commitments to the Red Bird and proposed Mount Copeland Option Agreements are financed through the completion of equity offerings involving the sale of equity securities. These equity offerings generally include private placements and rights offerings with the shareholders of the Company.

Torch River Resources is a junior resource exploration company. As such, the Company does not have the usual ability to generate sufficient amounts of cash and cash equivalents in the short term. To maintain the company's capacity to meet our company's planned growth or to fund further development activities, the Company must utilize its current cash reserves, income from investments, and receipts from warrants and future private placements.

The Company has had substantial improvement in its liquidity in the 2007 fiscal year, having received added equity financing through placements by Sprott Asset Management and Pinetree Capital and warrant holders exercising their options. Net share capital has increased by $3.6 million (excludes – shares for property, issuance costs, contributed surplus). The Company has been able to place much of these funds into interest bearing term deposits with a major bank. The Company continues to have minimal debt and its credit and interest rate risk are limited to interest bearing assets of cash and cash equivalents and short term investments. The Company has sufficient operating capital to initiate the work projects and cover operational expenses of the Company but additional funding will be required to complete all work programs considered for 2008. Accounts payable and accrued liabilities are short-term and non-interest bearing.

The activities of the Company, principally exploration of mineral properties and the commitments to the Red Bird Option Agreement are financed through the completion of equity offerings involving the sale of equity securities. These equity offerings generally include private placements and rights offerings with the shareholders of the Company.

Because Torch River Resources is a junior resource exploration company, the Company does not have the usual ability to generate sufficient amounts of cash and cash equivalents in the short term. To maintain the Company's capacity to meet our company's planned growth or to fund further development activities, the Company must utilize its current cash reserves, income from investments, and equity financing from warrants and future offering.

The Company had minimal debt and its credit and interest rate risk are limited to interest bearing assets of cash and cash equivalents and short term investments. Accounts payable and accrued liabilities are short-term and non-interest bearing. The company had long term debt of only $23 thousand on a field equipment finance contract.

Contractual Obligations	Total	Less than 1 year	1-3 Years	4-5 Years	After 5 Years
Long Term Debt					
Equipment l Lease	$ 48,589	$ 25,232	$ 23,357		
Operating Leases					
Total Contractual	48,589	25,232	23,357		

CONTRACTUAL OBLIGATIONS

Torch has the following cash payment (exclusive of shares) requirements on the Red Bird Option Agreement in order to complete the Option agreement. With payment of the $500,000 payment due on or before May 15, 2008, Torch will have earned a 25% undivided interest in the property.

Cash Obligation under the Red Bird Option Agreement dated July 8, 2005

	Option Payment	Work Program
May 15, 2008	$ 500,000	*$ NIL
December 31, 2008	4,000,000	

* Torch has exceeded the work program requirements

SHARES ISSUED AND OUTSTANDING

As at October 31, 2007, the Company had 44,046,177 common shares issued and outstanding and 60,671,840 fully diluted shares outstanding.

APPROVAL

The Board of Directors of Torch River Resources Ltd. has approved the disclosure contained in this Annual MD&A.

This MD&A also is available on the Company's SEDAR page site accessed through www.sedar.com.

OTHER REQUIREMENTS

Additional information relating to the Company is available on SEDAR at www.sedar.com.

END